Exhibit 11
KIMBALL INTERNATIONAL, INC.
COMPUTATION OF EARNINGS PER SHARE

(Unaudited)	Three Months Ended			Three Months Ended
(Amounts in Thousands, Except for Per Share Data)	September 30, 2014			September 30, 2013
	Class A	Class B	Total	Class A	Class B	Total
Basic Earnings Per Share:
Dividends Declared	$362	$1,541	$1,903	$375	$1,505	$1,880
Undistributed Earnings	1,250	4,843	6,093	1,580	5,723	7,303
Net Income	$1,612	$6,384	$7,996	$1,955	$7,228	$9,183
Average Basic Shares Outstanding	7,940	30,772	38,712	8,288	30,022	38,310
Basic Earnings Per Share	$0.20	$0.21		$0.24	$0.24
Diluted Earnings Per Share:
Dividends Declared and Assumed Dividends on Dilutive Shares	$362	$1,542	$1,904	$388	$1,505	$1,893
Undistributed Earnings	1,248	4,844	6,092	1,619	5,671	7,290
Net Income	$1,610	$6,386	$7,996	$2,007	$7,176	$9,183
Average Diluted Shares Outstanding	7,940	30,806	38,746	8,574	30,022	38,596
Diluted Earnings Per Share	$0.20	$0.21		$0.23	$0.24
Reconciliation of Basic and Diluted EPS Calculations:
Net Income Used for Basic EPS Calculation	$1,612	$6,384	$7,996	$1,955	$7,228	$9,183
Assumed Dividends Payable on Dilutive Performance Shares	—	1	1	13	—	13
Increase (Reduction) in Undistributed Earnings - allocated based on Class A and Class B shares	(2)	1	(1)	39	(52)	(13)
Net Income Used for Diluted EPS Calculation	$1,610	$6,386	$7,996	$2,007	$7,176	$9,183
Average Shares Outstanding for Basic EPS Calculation	7,940	30,772	38,712	8,288	30,022	38,310
Dilutive Effect of Average Outstanding Performance Shares	—	34	34	286	—	286
Average Shares Outstanding for Diluted EPS Calculation	7,940	30,806	38,746	8,574	30,022	38,596